ARNOLD & PORTER

[redacted]

03037386

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

November 12, 2003

BY HAND DELIVERY

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

RECD S.E.C.
NOV 12 2003
1086

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Rule 12g3-2(b) Exemption of Corporación EDC, C.A. (#82-4914)

SUPPL

Ladies and Gentlemen:

In connection with the exemption of Corporación EDC, C.A. ("CEDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of CEDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of (i) CEDC's "Third Quarter 2003 Results," which were disseminated to the shareholders of CEDC on November 6, 2003, and (ii) a press release regarding the results of an extraordinary shareholders' meeting held on November 7, 2003, which was disseminated to the shareholders of CEDC on the same date.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

11/17

#82-4914

Corporación EDC
una empresa AES

Third Quarter 2003 Results

CORPORACION EDC Y SUS FILIALES (CEDC) RESULTS FOR THE THIRD QUARTER OF 2003

In the third quarter of the year, CEDC reported net profits of Bs. 509 million, a 100% increase with respect to the same period in 2002. EBITDA was Bs. 17.8 billion, with an EBITDA margin of 66.7%. These figures are the result of the group's policy of concentrating on non-regulated electrical business activities.

HIGHLIGHTS

- Operating income fell 24.1% as compared to the third quarter of 2002.
- Operating expenses totaled Bs. 8.9 billion.
- EBITDA during the 3Q'03 decreased 42% with respect to the same period in the previous year.
- Bs. 509 million were recorded as net profit.
- An Extraordinary Shareholders Meeting approved the merger of EDC and CEDC.

EXTERNAL FACTORS

- 22.5% accrued inflation to date.
- A 22.5-point lag between the annualized wholesale price index (55.83%) and the consumer price index (32.42%).
- Per capita GDP decreased 16%.
- Unemployment stood at 17.8% in August 03
- 8-9% contraction in the Venezuelan economy for the third quarter of this year, as compared with the same period in 2002.

FINANCIAL RESULTS

Operating Income fell by 24.1% with respect to the 3Q'02 results, as a result of discontinued operations, sales of assets that are not core to the electrical business in Venezuela and income lagging behind inflation.

OPERATING INCOME (Millions of Bs.)



35,222
27,162
29,179
28,685
26,727
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Operating Expenses rose 97% with respect to the same period of the previous year due to the recording of the Technical Assistance expense needed to guarantee efficiency in Genevapca staring in the fourth quarter of 2002. As a result of this technical assistance and the group's policy of concentrating on non-regulated activities in the electrical business, operating expenses tend to stabilize in 2003.

OPERATING EXPENSES (Millions of Bs.)



4,509
19,439
6,791
9,834
8,903
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Corporación EDC
una empresa AES


Third Quarter 2003
Results

Net Profit.- During the third quarter, a net profit of Bs. 509 million was recorded, representing a 100% rise with respect to the results obtained in the same period of the previous year. These numbers are the product of concentrating on the non-regulated activities of the electrical business.

NET PROFIT (Millions of Bs.)


441
224
509
-4,042
-6,438
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

MANAGEMENT OF THE BUSINESS

AES GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA) – Is a CEDC affiliate that supplies electricity and steam to PDVSA's Paraguaná Refinery Complex.

In the third quarter of 2003, Genevapca helped to minimize power shortages in the Paraguaná Peninsula by contributing 136.2 GWh to meet 70% of the demand of that region.

During the third quarter, total energy sales for Genevapca stood at 335.161 MWh and sales of steam totaled 242.863 TM, for Bs. 22.1 billion in income in that period.

ENERGY SOLD TO NIS


GWh
200
180
160
140
120
100
80
60
40
20
0
113
164
183
136
136
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03

Administradora SERDECO, C.A.

During the third quarter of 2003, Administradora Serdeco's operating income reached 13.5 billion in constant bolivars. This represents a 1% drop with respect to the third quarter of 2002, mainly as a result of a lag between tariff adjustments for the urban waste collection service and inflation.

In line with corporate cost-reduction guidelines, the joint notification process obtained a Bs. 338 million reduction in costs, to reach a 91% efficiency rate in the implementation of this process by the end of the third quarter.

AES network

AES Network Communications operates a telecom carrier network encompassing the Caracas Metropolitan Area and Guarenas/Guatire. The company has currently 26 clients, mainly Telcom Operators and Internet Access Suppliers (ISPs). It recently signed a framework contract with Cantv, the main telecom operator in the country, a transaction that represents great potential for increasing sales.

During the third quarter, company sales amounted to Bs. 1.4 billion, increased 132.9% with respect to the same period in 2002, for a total of Bs. 3.3 billion as of September 30, 2003. The company is currently consolidating its relationship with its clients and offering a new data application service. This service is new in the market and has had great acceptance by the public. It represents an interesting option to capture potential clients and develop new services.

Since its creation, AES Network Communications has operated according to the "CAPEX on-demand" concept, which means that any additional investments are covered by the income generated by the relevant activity.



COM MOVIL
AES Soluciones Tecnológicas

Comunicaciones Móviles EDC, C.A., renders mobile land radio communication services by transporting voice signals and trunking. It operates in the Caracas Metropolitan Area and in the Northern area of the country, interconnecting the major cities located on the Puerto La Cruz-Barquisimeto axis. Its activities are mainly geared toward corporate clients.

By the end of the third quarter, a total of 3,159 units were connected to the Commóvil system, representing Bs. 564.3 million in income for that period and mainly stemming from sales to the oil sector in Anzoátegui State.

smart power

Smart Power allows industrial and commercial customers to manage their energy consumption in an intelligent manner through the use of state-of-the-art technology. Customers can monitor the electrical network of their business through the Internet and also enjoy the benefits of specialized advice to help them reach higher levels of operating efficiency.

- During the third quarter of 2003, Smart Power launched several levels of service. Starting with Smart Basic, a program that allows our customers to monitor their business at a very basic level (Smartbasic) and progressing up to Smart Premium, a more complex and comprehensive solution. Smart Premium provides customers with continuous supervision of all electrical parameters, such as voltage and current profiles, transitory threshold detection, among others. This service also delivers reports with technical recommendations and provides advice on specific problems.
- Our main clients include leading supermarkets, industrial groups, food processing plants and spare part suppliers to the Venezuelan automotive industry.

- This year the company plans to make further additions to its product line. These new products include heat tests for electrical equipment, outdoor and indoor lighting projects, tests for transformers and dielectric oil tests.
- The company is currently entering into alliances with renowned Venezuelan universities in order to offer nation-wide energy audits for the industrial market.

EVENTS

EDC - CEDC Merger

The Extraordinary Shareholders Meetings of EDC and CEDC, C.A., both held on September 19, 2003, approved the merger by absorption of Corporación EDC, C.A. (CEDC) by C.A. La Electricidad de Caracas (EDC). As a result of this merger, CEDC would disappear and EDC would remain, taking over all CEDC assets and liabilities. Since the minutes were published on September 30, 2003, the date in which the merger will come into force is December 30, 2003


SHAREHOLDERS
Corporación EDC
La Electricidad de Caracas

Corporación EDC
una empresa AES

Third Quarter 2003 Results



The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission. These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on September 30, 2003.

As of September, 2003, the exchange rate was 1,600 bolivars per US dollar and the average exchange rate for the year was 1,614.20 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of September, 2003, was 366.02 and the 343.31 and the average Consumer Price Index during the January-June period was 331.28.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 28 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

Persona Contacto:
Scarlett Alvarez U.
Investor Relation Director
58-212/ 502.2950
edcinversionistas@aes.com

Corporación EDC
una empresa AES


Third Quarter 2003
Results

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de septiembre de 2003)

(En millones de Bolivares constantes)	3T02 Bs	4T02 Bs	1T03 Bs	2T03 Bs	3T03 Bs	3T03 US$	3T03 Vs 3T02
Ingresos de Operación	35.222	27.162	29.179	28.685	26.727	16,56	-24,12%
Gastos de Operación	(4.509)	(19.439)	(6.794)	(9.834)	(8.903)	(5,52)	97,43%
EBITDA	**30.712**	**7.722**	**22.385**	**18.851**	**17.823**	**11,04**	-41,97%
MARGEN EBITDA	**87,2%**	**28,4%**	**76,7%**	**65,7%**	**66,7%**	**66,7%**	-23,52%
Depreciación y Amortización	(6.258)	(6.427)	(5.764)	(6.318)	(5.848)	(3,62)	-6,55%
EBIT	**24.454**	**1.296**	**16.620**	**12.532**	**11.975**	**7,42**	-51,03%
MARGEN EBIT	**69,4%**	**4,8%**	**57,0%**	**43,7%**	**44,8%**	**44,8%**	-35,46%
Otros Ingresos y (Gastos) Neto	(8.506)	7.481	5.217	(12.780)	(11.621)	(7,20)	36,62%
Pérdida Permanente en el Valor de Inversiones	2.840	(2.840)	-	-	-	-	-100,00%
Intereses y Gastos Financieros	(14.400)	7.755	(9.412)	(7.151)	(8.431)	(5,22)	-41,45%
Intereses Ganados	60	4.274	2.167	908	1.040	0,64	1628,94%
Diferencia en Cambio Neta	38.799	(26.279)	(16.754)	(6.748)	1.006	0,62	-97,41%
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, OPERACIONES EN DISCONTINUACIÓN	**43.247**	**(8.313)**	**(2.161)**	**(13.238)**	**(6.031)**	**(3,74)**	-113,94%
Resultado por Exposición a la Inflación	2.693	8.878	14.187	10.977	4.465	2,77	65,80%
Provisión para Impuesto	(11)	(9.732)	(2.598)	(5.058)	(3.872)	(2,40)	
Operaciones en Discontinuación	(52.367)	5.124	(8.987)	7.543	5.947	3,68	
UTILIDAD (PÉRDIDA) NETA	**(6.438)**	**(4.042)**	**441**	**224**	**509**	**0,32**	107,91%
MARGEN UTILIDAD NETA	**-**	**-**	**1,51%**	**0,78%**	**1,90%**	**1,90%**	
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(2,06)	(1,29)	0,14	0,07	0,16	0,07	
UTILIDAD (PÉRDIDA) NETA POR ADR	(103,04)	(64,70)	7,06	3,58	8,15	3,58	
ACCIONES EN CIRCULACIÓN (Millones) *	3.124	3.124	3.124	3.124	3.124	3.124	

* Promedio ponderado 12 meses

Corporación EDC
una empresa AES

Third Quarter 2003 Results



CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de septiembre de 2003)

	2002 30 Septiembre	2002 31 Diciembre	2003 31 Marzo	2003 30 Junio	2003 30 Septiembre
ACTIVO					
Activo Circulante	81.492	69.712	78.699	61.771	77.094
Efectivo y Equivalente de Efectivo	13.058	9.172	1.960	10.091	13.619
Propiedades, Planta y Equipos, neto	321.081	357.222	349.233	311.521	300.380
Inversiones	3.453	3.420	1.450	3.272	2.777
Cargos Diferidos y otros activos	1.439	3.564	3.538	2.504	2.509
Activos a Largo Plazo de cías Disponibles para la Venta	79.231	65.669	70.540	62.536	73.590
Total Activo	**486.696**	**499.587**	**503.460**	**441.603**	**456.350**
PASIVO Y PATRIMONIO					
Pasivo Circulante	428.966	445.865	441.660	385.991	401.657
Deuda a Corto Plazo	31.434	36.039	28.075	27.625	19.790
Pasivos de cías Disponibles para la vta a Largo Plazo y Otros Pasivos	11.924	10.705	18.340	11.930	11.754
Patrimonio	45.806	43.017	43.459	43.682	42.939
Total Pasivo y Patrimonio	**486.696**	**499.587**	**503.460**	**441.603**	**456.350**
Patrimonio / Activo Total	9,41%	8,61%	8,63%	9,89%	9,41%

#82-4914

Corporación EDC
una empresa AES

Resultados del Tercer Trimestre 2003



CORPORACION EDC Y SUS FILIALES (CEDC) ANUNCIAN SUS RESULTADOS PARA EL TERCER TRIMESTRE DEL AÑO 2003

Durante el tercer trimestre del año, la CEDC reportó ganancias netas por Bs. 509 millones, lo cual respresenta un incremento en mas del 100% en relación con el mismo periodo del año 2002. El EBITDA se situó en Bs. 17,8 millardos con un margen de EBITDA de 66,7 %. Estos resultados obedecen a la política adoptada por el grupo en concentrarse en actividades no reguladas conexas al negocio eléctrico.

ASPECTOS RESALTANTES

- Los ingresos operativos disminuyeron 24,1% con relación al tercer trimestre del año 2002.
- Los gastos operativos totalizaron Bs. 8,9 millardos.
- El EBITDA para el trimestre disminuyó en 42% en comparación al mismo período del año anterior.
- Se registró una Utilidad Neta de Bs. 509 millones.
- En Asamblea Extraordinaria de Accionistas se aprobó la fusión de EDC y CEDC.

FACTORES EXTERNOS

- Inflación acumulada del año 20,6%.
- Diferencial de 23,41 puntos porcentuales entre el IPM y el IPC, siendo estos 55,83% y 32,42% promedio anual respectivamente en el período de análisis.
- Contracción del PIB durante el primer semestre de 18,5%.
- Desempleo de 17,8% hasta Agosto.
- Contracción de la economía venezolana entre 8 y 9% para el tercer trimestre comparado al mismo período de 2002.

RESULTADOS FINANCIEROS

Los **Ingresos de Operación** presentan una disminución del 24,1% con respecto a los obtenidos en el mismo período del año anterior, debido a operaciones en discontinuación, venta de activos no medualres del negocio eléctrico en Venezuela, y el rezago del incremento de los ingresos con respecto a la inflación.

INGRESOS DE OPERACION (Millones de Bs.)


35.222
27.162
29.179
28.685
26.727
-24%
3T 02
4T 02
1T 03
2T 03
3T 03

Los **Gastos de Operación** aumentaron 97% con relación al mismo período del año anterior, motivado principalmente por la Asistencia Técnica a Genevapca, a fín de garantizar la eficiencia requerida en sus operaciones, a partir del cuarto trimestre del año 2002. Debido a esta asistencia técnica y en alineación a la política adoptada por el grupo, en concentrarse en actividades no reguladas conexas al negocio eléctrico, los gastos operativos durante el año 2003 tienden a estabilizarse.

GASTOS DE OPERACION (Millones de Bs.)


4.509
19.439
6.791
9.834
8.903
97%
3T 02
4T 02
1T 03
2T 03
3T 03

Corporación EDC
una empresa AES

Resultados del Tercer Trimestre 2003



Utilidad Neta.- Durante el tercer trimestre se registró una ganancia neta de Bs. 509 millones, mejorando en más de un 100% con respecto a los resultados obtenidos al mismo período del año anterior. Este resultado es producto de la focalización en actividades no reguladas relacionadas al negocio eléctrico.

UTILIDAD NETA (Millones de Bs.)



441
224
509
108%
-4.042
-6.438
3T 02
4T 02
1T 03
2T 03
3T 03

GESTIÓN DEL NEGOCIO

AES GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA) – Es la filial de CEDC que suple de electricidad y vapor al Centro de Refinanciación Paraguaná de PDVSA.

Durante el tercer trimestre del año 2003, Genevapca contribuyó a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando 136,2 GWh, lo que representó aproximadamente el 70% de las necesidades de la región.

Las ventas totales de energía eléctrica de GENEVAPCA ascendieron a 335.161 MWh y las de vapor a 242.863 TM para el tercer trimestre, lo cual representó ingresos de Bs. 22,1 millardos para ese mismo período.

APORTE DE ENERGÍA SIN



GWh
200
180
160
140
120
100
80
60
40
20
0
113
164
183
136
136
20%
3T 02
4T 02
1T 03
2T 03
3T 03

Administradora SERDECO, C.A.

Durante el tercer trimestre del año 2003, los ingresos operativos de Administradora Serdeco alcanzaron Bs. 13,5 millardos en bolívares constantes, los cuales disminuyeron en 1% con respecto al tercer trimestre del año 2002. Esto es producto del rezago en el aumento tarifario del servicio de aseo urbano con relación a la inflación.

Continuando la implantación de los lineamientos corporativos de reducción de costos, el proceso de notificación conjunta obtuvo al cierre de septiembre una reducción en costos de Bs. 338 millones, alcanzando el 91% de efectividad en la implantación del proceso al cierre del tercer trimestre.

COM MOVIL
AES Soluciones Tecnológicas

Comunicaciones Móviles EDC, C.A., es una empresa que presta servicios de radiocomunicaciones móviles terrestres, para el transporte de señales de voz y datos por enlaces (Trunking). Esta empresa presta sus servicios en el área metropolitana de Caracas y en la región norte del país, interconectando las principales ciudades desde Puerto La Cruz hasta Barquisimeto. El enfoque de la misma es hacia los clientes corporativos.

Al cierre del tercer trimestre Commóvil mantiene un total de 3.159 unidades conectadas al sistema, lo cual representó ingresos por Bs. 564.3 millones para ese período. Entre las ventas más importantes se destacan las realizadas al sector petrolero del Edo. Anzoátegui.

AES network

AES Network Communications es operadora de una red de telecomunicaciones que transporta señales de datos, telefonía móvil e internet, con un radio de acción que abarca la zona metropolitana de Caracas y Guarenas-Guatire. Actualmente, cuenta con 26 clientes compuestos en su mayoría por Operadores de Telecomunicaciones y Proveedores de Acceso a Internet (ISPs).

Corporación EDC
una empresa AES

Resultados del Tercer Trimestre 2003



Durante el tercer trimestre se registraron ventas por un total de Bs. 1,4 millardos (Bs. 3,3 millardos al 30 de Septiembre de 2003) lo que representa un incremento de 132,9% con respecto al mismo trimestre del año anterior. Desde sus inicios, AES Network Communications ha operado bajo el concepto de "CAPEX on-demand", lo cual significa que las inversiones requeridas para activar servicios son cubiertas íntegramente con los ingresos provenientes de la dicha actividad.

La empresa se encuentra en una etapa de consolidación de su relación con los clientes actuales y el diseño de servicios innovadores para captar nuevos clientes. Recientemente, se suscribió un contrato marco con CANTV, la principal operadora de Telecomunicaciones del país, que representa una excelente ventana de oportunidad para el incremento en las ventas.

smart power

Smart Power es un servicio que permite a los clientes industriales y comerciales un manejo inteligente del consumo de energía, por medio de tecnología de punta. A través de Internet, los clientes pueden monitorear la red eléctrica de su negocio y disponer adicionalmente de asesoría especializada que les permite alcanzar mayores niveles de eficiencia operativa.

- Durante el tercer trimestre se desarrollaron, distintos niveles de servicios para facilitar y permitir que los clientes vayan escalando progresivamente desde un servicio de monitoreo muy básico (smart-basic) hasta llegar a soluciones más integrales y complejas (smart-premium). También se ofrece a los clientes un servicio permanente de seguimiento de todos los parámetros eléctricos (perfiles de tensión, corriente, detección de umbrales transitorios), así como la entrega de informes de recomendaciones técnicas y asesorías puntuales.
- Entre nuestros principales clientes se encuentran compañías líderes en el área de supermercados, grupos industriales, empresas procesadoras de alimentos y fabricantes de partes y piezas de la industria automotriz venezolana.
- Entre los proyectos que se estan desarrollando este año, se encuentra la incorporación de servicios tales como: pruebas de equipos eléctricos, proyectos de iluminación en exteriores e interiores, termografía de equipos eléctricos, pruebas de transformadores y ensayos de aceites dieléctricos.
- Se están llevando a cabo alianzas con reconocidas universidades nacionales, con el fin de ofrecer servicios de auditorias energéticas a todo el mercado industrial venezolano.

EVENTOS

Acuerdo de Fusión EDC - CEDC

En Asambleas Extraordinarias de Accionistas de EDC y CEDC celebradas ambas en fecha 19 de septiembre de 2003, se aprobó la fusión por absorción de CEDC por parte de EDC. Como consecuencia de dicha fusión por absorción, CEDC se disolvería y quedaría subsistente EDC, la cual asumiría todos los activos y pasivos de CEDC, cuya publicación se efectuó el 30 de septiembre de 2003. Siendo la fecha efectiva el 30 de diciembre de 2003.


ACCIONISTAS
Corporación EDC
La Electricidad de Caracas

Corporación EDC
una empresa AES

Resultados del Tercer Trimestre 2003



Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de septiembre de 2003.

La tasa de cambio para el cierre de septiembre del 2003 fue 1.600,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.614,20 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de septiembre 2003 fue 366,02 y el IPC promedio para el período enero-septiembre fue de 343,31.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 28 países. AES es una empresa dedicada a suministrar electricidad a nivel mundial de forma socialmente responsable. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com

Persona Contacto:
Scarlett Alvarez U.
Directora
Relaciones con Inversionistas
58-212/ 502.2950
edcinversionistas@aes.com

Corporación EDC
una empresa AES


Resultados del
Tercer Trimestre 2003

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS
(Basado en estados financieros no auditados y expresados en millones de bolívares constantes al 30 de septiembre de 2003)

(En millones de Bolivares constantes)	3T02 Bs	4T02 Bs	1T03 Bs	2T03 Bs	3T03 Bs	3T03 US$	3T03 Vs 3T02
Ingresos de Operación	35.222	27.162	29.179	28.685	26.727	16,56	-24,12%
Gastos de Operación	(4.509)	(19.439)	(6.794)	(9.834)	(8.903)	(5,52)	97,43%
EBITDA	**30.712**	**7.722**	**22.385**	**18.851**	**17.823**	**11,04**	-41,97%
MARGEN EBITDA	**87,2%**	**28,4%**	**76,7%**	**65,7%**	**66,7%**	**66,7%**	-23,52%
Depreciación y Amortización	(6.258)	(6.427)	(5.764)	(6.318)	(5.848)	(3,62)	-6,55%
EBIT	**24.454**	**1.296**	**16.620**	**12.532**	**11.975**	**7,42**	-51,03%
MARGEN EBIT	**69,4%**	**4,8%**	**57,0%**	**43,7%**	**44,8%**	**44,8%**	-35,46%
Otros Ingresos y (Gastos) Neto	(8.506)	7.481	5.217	(12.780)	(11.621)	(7,20)	36,62%
Pérdida Permanente en el Valor de Inversiones	2.840	(2.840)	-	-	-	-	-100,00%
Intereses y Gastos Financieros	(14.400)	7.755	(9.412)	(7.151)	(8.431)	(5,22)	-41,45%
Intereses Ganados	60	4.274	2.167	908	1.040	0,64	1628,94%
Diferencia en Cambio Neta	38.799	(26.279)	(16.754)	(6.748)	1.006	0,62	-97,41%
UTILIDAD (PERDIDA) ANTES DEL REI, PROVISIÓN PARA IMPUESTOS, OPERACIONES EN DISCONTINUACIÓN	**43.247**	**(8.313)**	**(2.161)**	**(13.238)**	**(6.031)**	**(3,74)**	-113,94%
Resultado por Exposición a la Inflación	2.693	8.878	14.187	10.977	4.465	2,77	65,80%
Provisión para Impuesto	(11)	(9.732)	(2.598)	(5.058)	(3.872)	(2,40)	
Operaciones en Discontinuación	(52.367)	5.124	(8.987)	7.543	5.947	3,68	
UTILIDAD (PÉRDIDA) NETA	**(6.438)**	**(4.042)**	**441**	**224**	**509**	**0,32**	107,91%
MARGEN UTILIDAD NETA	-	-	**1,51%**	**0,78%**	**1,90%**	**1,90%**	
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(2,06)	(1,29)	0,14	0,07	0,16	0,07	
UTILIDAD (PÉRDIDA) NETA POR ADR	(103,04)	(64,70)	7,06	3,58	8,15	3,58	
ACCIONES EN CIRCULACIÓN (Millones) *	3.124	3.124	3.124	3.124	3.124	3.124	

* Promedio ponderado 12 meses

Corporación EDC
una empresa AES


Resultados del
Tercer Trimestre 2003

CORPORACION EDC C.A. Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de septiembre de 2003)

	2002 30 Septiembre	2002 31 Diciembre	2003 31 Marzo	2003 30 Junio	2003 30 Septiembre
ACTIVO					
Activo Circulante	81.492	69.712	78.699	61.771	77.094
Efectivo y Equivalente de Efectivo	13.058	9.172	1.960	10.091	13.619
Propiedades, Planta y Equipos, neto	321.081	357.222	349.233	311.521	300.380
Inversiones	3.453	3.420	1.450	3.272	2.777
Cargos Diferidos y otros activos	1.439	3.564	3.538	2.504	2.509
Activos a Largo Plazo de cías Disponibles para la Venta	79.231	65.669	70.540	62.536	73.590
Total Activo	**486.696**	**499.587**	**503.460**	**441.603**	**456.350**
PASIVO Y PATRIMONIO					
Pasivo Circulante	428.966	445.865	441.660	385.991	401.657
Deuda a Corto Plazo	31.434	36.039	28.075	27.625	19.790
Pasivos de cías Disponibles para la vta a Largo Plazo y Otros Pasivos	11.924	10.705	18.340	11.930	11.754
Patrimonio	45.806	43.017	43.459	43.682	42.939
Total Pasivo y Patrimonio	**486.696**	**499.587**	**503.460**	**441.603**	**456.350**
Patrimonio / Activo Total	9,41%	8,61%	8,63%	9,89%	9,41%

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Shareholder Meeting

Caracas, Venezuela (Nov 7, 2003). C.A. La Electricidad de Caracas and Corporación EDC, C.A. held an Extraordinary Shareholders Meeting, during which the following points were approved:

1. Distribution of Bs.6 per share for extraordinary dividends. The date for the distribution will be announced shortly and is expected before the end of 2003.

2. Modification of the Electricidad de Caracas, C.A., and Corporación EDC, C.A., Workers Incentive Plan. The Board of Directors was authorized to design an alternative voluntary plan. This plan benefits the workers, retirees and their direct family members who acquired shares before June 13, 2000.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange) jointly with one share of Corporación EDC, C.A. The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 28 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner.

#82-4914

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Extraordinaria

En Asamblea Extraordinaria de C.A. La Electricidad de Caracas y Subsidiarias, hoy 7 de noviembre de 2003, se aprobó:

1. El pago de dividendos extraordinarios de Bs. 6 por acción. Próximamente se anunciará la fecha efectiva de pago estimándose para antes de finalizar el año.

2. Modificación del Alcance del Plan de Incentivos para los trabajadores de C.A. La Electricidad de Caracas y Corporación EDC C.A, para lo cual se autorizó a la Junta Directiva de la compañía el diseño de un programa opcional voluntario al plan. Los trabajadores, jubilados y sus familiares directos con opción a sumarse a este plan son los que mantienen acciones adquiridas al 13 de junio de 2000.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas en conjunto con una acción de Corporación EDC, C.A. El American Depositary Receipt (ADR) del Grupo se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES principal accionista, es una compañía de electricidad líder a nivel mundial que efectúa negocios en el área de generación competitiva, distribución y suministro al detal de electricidad en 40 países.